FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) I give details of changes in the interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR'), in the Ordinary Shares of GlaxoSmithKline plc (the "Company") arising from the grant of options over Ordinary Shares ('Shares'), at an option price of £10.13 per share, pursuant to the GlaxoSmithKline plc ShareSave Plan 2015, on 29 October 2015.

Director/PDMR	Share options
Sir Andrew Witty	888
Mr R G Connor	888
Mr S Dingemans	266
Mr N Hirons	888
Mr D S Redfern	888
Mr P C Thomson	533
Dr P J T Vallance	888
Mrs V A Whyte	888

The Company was advised of this change on 29 October 2015.

V A Whyte
Company Secretary

29 October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 29, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc